Exhibit  4

Description of Seaboard Corporation’s Common Stock Registered

Under Section 12 of the Exchange Act of 1934

The following summary of Seaboard Corporation’s (the “Company”) common stock is based on and qualified by the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Restated Bylaws (“Bylaws”).  For a complete description of the terms and provisions of the Company’s common stock, refer to the Certificate of Incorporation and Bylaws, both of which are included as Exhibits to this Annual Report on Form 10‑K.

The Company’s Certificate of Incorporation authorizes the issuance of 1,250,000 shares of common stock, with a par value of $1.00 per share (“Common Stock”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  Directors are elected by a plurality of the votes cast.  All other questions presented to stockholders at any meeting are decided by vote of the holders of a majority of the shares present in person or represented by proxy at such meeting, unless a different vote is required by law, the Certificate of Incorporation, or Bylaws.

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.  Holders of Common Stock will share ratably, share for share, in such dividends and in all assets legally available for distribution to our stockholders in the event of dissolution.

All of the issued and outstanding shares of Common Stock of the Company are fully paid and non‑assessable.  Common Stock is not convertible or exchangeable into any other security and is not subject to any redemption provisions.  No holder of shares of any class of the Company’s capital stock has or will have any right, pre‑emptive or other, to subscribe for or to purchase from the Company any of the shares of any class of the Company hereafter issued or sold.  No shares of any class of the Company’s capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company.

The Common Stock is traded on NYSE American under the trading symbol “SEB.”

Some provisions in the Bylaws, including those summarized below, may have the effect of delaying, deferring or preventing a change of control of the Company.

Advance Notice Requirement.  The Bylaws set forth advance notice procedures with regard to stockholder nomination of persons for election to the Board of Directors or other business to be considered at meetings of stockholders.  These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken.  Generally, to be timely, notice must be delivered to the Secretary at the principal executive offices of the Company, in the case of an annual meeting of stockholders, not later than the 90th day, nor earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting of stockholders.  The advance notice requirement does not give the Board of Directors any power to approve or disapprove stockholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

Special Meetings of Stockholders.  Under our Bylaws, only the Board of Directors or the Company's President may call a special meeting of the stockholders.

Amendment of Bylaws.  The Board of Directors is expressly authorized to amend, alter or repeal our Bylaws by vote of a majority of the Board of Directors at any meeting.  The stockholders of the Company may amend, alter or repeal our Bylaws at any meeting of the stockholders, subject to notice of the proposed amendment, alteration or repeal having been given.